Exhibit 4.65

Product Purchase Contract (Long Term)

Seller: CEEG (Nanjing) Renewable Energy Co., Ltd.	Contract No.: XSC14002 513490
Date of Signing: 1/9/2014
Buyer: China Electric Equipment Group Co., Ltd.	Place of Signing: Nanjing

The Buyer and the Seller, after friendly consultation, hereby agree to be bound by and perform the terms and conditions as stated in the following Contract in accordance with the Contract Law of the People’s Republic of China.

1. Goods and Price

Product Name	Brand	Specification and Model	Quantity	Unit	Unit Price Including Taxes(17% VAT)
Multicrystalline Silicon Solar Modules	CSUN	250w Multicrystalline	See the Purchase Order for detail	Piece	RMB1,100/piece
Multicrystalline Silicon Solar Modules	CSUN	10w Multicrystalline	See the Purchase Order for detail	Piece	RMB795/piece
Multicrystalline plastic framework components (including plastic supports)	CSUN	250w Multicrystalline	See the Purchase Order for detail	Piece	RMB1,300/piece

Note: The Seller shall supply the goods as per the Purchase Order and settle the payment of the goods according to the actual quantity of the goods received by the Buyer.

This Contract is valid until June 30th, 2014. The parties may negotiate whether to renew the Contract after expiration.

2. Packaging

The packaging shall meet the requirements of long-distance transportation.

3. Method and Time of Payment

The Buyer shall pay for the goods within 15 days upon receiving and accepting the goods and invoice. The Seller shall issue a VAT invoice (at a rate of 17%) with an amount equal to the value of goods to the Buyer before the payment.

4. Delivery

The Seller shall deliver the goods as agreed to the Buyer within 5 days upon receiving the Purchase Order.

The goods shall be delivered to the warehouse of the Seller CEEG(Nanjing)Renewable Energy Co., Ltd. (picked up by the Buyer).

5. Acceptance Inspection and Objections

The Buyer shall finish the acceptance inspection within 7 days upon delivery, otherwise the goods will be considered as having passed acceptance inspection. During the acceptance inspection, if the variety, model, specification or quality of any goods is found inconsistent with the requirements stated in the Contract, the Buyer shall keep such goods with due care and send a written notice of objection to the Seller within 7 days upon delivery. If the Buyer fails to send such notice during the above time limit, the goods delivered will be considered to be complying with the requirements of the Contract. The warranty for the power of modules shall be executed as per the CSUN Limited Warranty for PV Modules.

6. Confidentiality

All drawings, specifications and other documents belonging to the Seller which are known or obtained by the Buyer and its employees, agents, representatives or consultants during the performance of this contract shall be teated as trade secrets of the Seller and shall not be disclosed to any third party without the written consent of the Seller. Otherwise, the Buyer shall be liable for double compensation for direct or indirect losses caused to the Seller.

7. Force Majeure

If any event of force majeure such as earthquake, flood and riot occurs during the term of the Contract which prevents either party from fulfilling the Contract normally, the party affected by the force majeure event shall timely notify the other party and provide the certificate issued by the government agencies or the appropriate department within 15 days. The parties may negotiate to terminate the Contract or other related matters.

8. Anti-corruption

The Buyer will be deemed infringing the interests of the Seller if the Buyer or any of its staff, on behalf of Buyer or Buyer’s staff, present directly or indirectly a gift of money, valuables, securities or provide an unfair advantage by other disguised means to any staff of theSeller. The Buyer shall be liable for double compensation for all direct or indirect losses of the Seller caused thereby and shall pay 20% of the total contract value to the Seller (not exceeding RMB500,000 each time) as liquidated damages. The Seller has the right to stop delivering the goods and terminate the Contract.

9. Settlement of Dispute

All disputes arising out of or in connection with the Contract shall be settled amicably through friendly negotiation based on the principle of mutual understanding and accommodation; otherwise such dispute shall be submitted by either party to the corresponding level of the People’s Court for legal actions.

10. Miscellaneous

(1). If the Buyer delays making payment, the delivery will be postponed accordingly; the Seller has the right to terminate the Contact and reserve the right of pursuing the liabilities for breach against the Buyer if the Buyer delays making payment for more than 15 days.

(2). The Contract shall go into effect upon signed and sealed by both parties. The Contract is made in duplicate and each party holds one copy. Both copies have the same legal effect. The Contract more than one page must be stamped with indenting stamp.

(3). Both parties confirm that the terms and conditions of this Contract reflect the result of negotiation between both parties in good faith. The terms and conditions of this Contract are not standard terms and conditions of either party. Both Parties confirm that they have reviewed and understood all terms and conditions in this Contract.

(4). If there is any other matter not covered in this Contract or a new agreement shall be reached by the parties during the performance of the Contract, a written supplementary agreement may be signed as agreed after negotiation. The supplementary agreement has the same legal effect with this Contract after being signed and sealed by both parties.

Buyer:

/s/ China Electric Equipment Group Co., Ltd.

China Electric Equipment Group Co., Ltd.

Address: No.6 Shuige Road, Jiangning District

Legal Representative:

Authorized representative:

Tel.: 52095820

Fax: 025-52095999-12964

Bank:

Bank Account No.:

Seller:

/s/ CEEG (Nanjing) Renewable Energy Co., Ltd.

CEEG (Nanjing) Renewable Energy Co., Ltd.

Address:

Legal Representative:

Authorized representative:

Tel.:

Fax:

Bank:

Bank Account No.:

Supplementary Provisions of Domestic Purchase Contract

1. Goods and Price

(1). The goods to be purchased and their prices are given in the body text of the Contract. If there is discrepancy between the amount of the total price(in RMB) in numbers and the amount in words, the amount in words shall prevail. However, if the amount in words is different from result of the agreed unit price including taxes multiplying by the quantity, the total price of the Contract shall be determined by multiplying the agreed unit price by the quantity actually received by the Buyer.

(2). The agreed price in the Contract includes taxes, freights, unloading fees and all other necessary fees and expenses for performing the Contract.

(3). The specific quality and detail technical requirements of the goods are given in the technical agreement(if any) of this Contract.

2. Packaging and Transportation

(1). The Seller is responsible for packaging of the goods and ensuring the packaging meets the requirements of transportation. Any damage of loss arising from improper packaging shall be borne by the Seller.

(2). The packages and signs for package, storage and transportation shall comply with the provisions stated in the national standards and the industry standards. The environmentally friendly materials shall be used for packaging .

(3). The Seller is responsible for delivering the goods to and unloading it at the location designated by the Buyer. All risks of the goods before delivery and unloading shall be born by the Seller.

4. Settlement of Payment

The Seller shall issue a VAT invoice with an amount equal to the total price of the goods to the Buyer for the payment. If the payment is paid by installment, the Seller shall provide the receipt equal to the amount of each installment. If the Seller fails to issue such invoice or receipt or issues incorrect invoice or receipt, the Buyer has the right to postpone the payment until the invoice or receipt is acceptable without assuming any liability for breach of Contract. The Seller shall continue to fulfill all other obligations under the Contract.

5. Quality Warranty and Inspection

(1). The goods shall comply with national standards, industry standards and other standards agreed by both parties, whichever with higher quality. The Seller shall provide the following documents with delivery, including but not limited to the quality certificate, the certificate of origin and the product instruction.

(2). Intellectual Property: the Seller shall ensure that all part of the goods delivered by the Seller will not be subject to any third-party's allegation of infringement of patent, trademark or other rights; in the event there is any third party's allegations of infringement, the Seller shall bear all legal responsibilities and compensate the Buyer for any damage incurred.

(3). Inspection Standard: the product will be used on the transformers or other electrical equipment manufactured by the Buyer, which will be inspected and accepted on the site of the user. The result of user's acceptance will prevail.

(4).  Warranty Period: two years upon passing the acceptance inspection,

6. Inspection and Objection

(1). If there are any defects in quantity or in appearance which can be found with the unaided eye during the acceptance inspection after delivery, the Buyer has the right to raise a written objection to the Seller and the Seller shall resolve the objection within 3 days upon receiving the objection, otherwise, the Seller will be considered as accepting the objection and the proposed resolution. The above resolution shall not affect the Buyer to exercise other rights.

(2). The quality problem of the product shall be resolved according to the related provisions during the warranty period.

7. After-sale Services

(1). The Seller adopts "Three Guarantees" (i.e. refunding, replacement and repairing, decided by the Buyer depending on the specific circumstance) during the warranty period.

(2). If any quality problem is found during the warranty period, the Seller shall respond to the Buyer within 24 hours upon receiving the Buyer's notice, send its service personnel to the site within 48 hours and resolve the problem within 7 days. If the Seller delays sending or fails to send its service personnel to the site to repair the problem, the Buyer has right to choose to repair the problem by entrusting a third party or to terminate the Contract. If the former one is chosen, the cost of repairing will be deducted from the payment for goods. If the problem is not caused by the Seller, the Buyer will be liable for the cost of replacing parts. However, the Seller shall repair or replace the parts first without delay and excuses. The Seller will be considered as accepting the quality problem and the resolution if the Seller fails to respond within 24 hours upon receiving the Buyer's notice. After the warranty period expires, the Seller will continue to provide maintenance services with same responding time during the warranty period and only charge the cost of materials.

8.  Liabilities for Breach of Contract

(1). The Seller shall pay 1% of the total contract value each day to the Buyer as liquidated damages if the Seller fails to deliver the goods(including accompanying materials) on time. If the loss caused to the Buyer is greater than the liquidated damages, the Seller shall compensate the actual amount of the loss. The Seller shall transfer the liquidated damages to the bank account designated by the Buyer within 7 days upon receiving the Buyer's notice of claim or the liquidated damages may be deducted from the goods payment payable to the Seller directly.

(2). The Buyer has the right to consider that the Seller fails to deliver the goods and terminate the Contract if the Seller has delayed delivery(including accompanying materials) for more than 15 days. The Buyer has the right to terminate the Contract if the quantity of the nonconforming product accounts for 1% of the current goods delivered, which however, may not exempt the Seller from the liabilities for breach of contract.

(3). The Seller shall pay 30% of the total contract value to the Buyer as liquidated damages if the Seller unilaterally terminate the Contract or the purchase order. If the loss caused to the Buyer is greater than the liquidated damages, the Seller shall compensate the actual amount of the loss.

(4). If there is any loss caused to the Buyer's product and any claim raised by the end user as a result of the the nonconforming product delivered by the Seller, in addition to refund the full purchase price received from the Buyer, the Seller shall compensate for all losses incurred by the Buyer.

(5). In case the Buyer delays making payments, it shall pay the interests of the overdue payment.

9. Force Majeure

If any event of force majeure such as earthquake, flood and riot occurs during the term of the Contract which prevents either party from fulfilling the Contract normally, the party affected by the force majeure event shall timely notify the other party and provide the certificate issued by the government agencies or the appropriate department within 15 days. The parties may negotiate to terminate the Contract or other related matters.

10. Anti-corruption

The Seller will be deemed infringing the interests of the Buyer if the Seller or any of its staff, on behalf of the Seller or Seller’s staff, present directly or indirectly agift of money, valuables, securities or provide an unfair advantage by other disguised means to any staff of theBuyer. The Buyer has the right to terminate the Contract and the Seller shall pay 30% of the total contract value to the Buyer as liquidated damages. If the loss caused to the Buyer is greater than the liquidated damages, the Seller shall compensate the actual amount of the loss. Meanwhile, the Buyer has the right to stop paying the due and payable payment, and reserve the right of pursuing the liabilities for breach of contracts against the Seller.

11. Prohibition of Commercial Fraud

If the Seller, in violation of good faith, provides false registration information, false certificate of qualificationand the other false information to the Buyer or conceal the truth to deceive the Buyer, it shall pay liquidated damages of 30% of the total contract value to the Buyer. This clause does not affect the liabilities for breach born by the Seller according to other clauses.

12. Settlement of Dispute

All disputes arising out of or in connection with the Contract shall be settled amicably through friendly negotiation; otherwise such dispute shall be submitted by either party to the corresponding level of the People’s Court for legal actions. Any agreement reached by the parties thereafter to change the jurisdiction is invalid.

13. Special Notes

(1). Both parties confirm that the terms and conditions of this Contract reflect the result of negotiation between both parties in good faith. The terms and conditions of this Contract are not the standard terms and conditions of either party. Both Parties confirm that they have reviewed and understood all terms and conditions in this Contract.

(2). If there is any other matter not covered in this Contract or a new agreement shall be reached by the parties during the performance of the Contract, a written supplement agreement may be signed as agreed after negotiation. The supplement agreement takes effect after being signed and sealed by both parties. The supplement agreement shall not make substantial change to these supplementary provisions or lower the product standard and the service quality, or shorten the acceptance period and the warranty period substantially etc. that could undermine the interests of the Buyer, otherwise, the corresponding clause in the supplementary agreement will be invalid, regardless of any agreement on the validity of such clause in the supplementary agreement.

(3). Any handwritten alteration to the Contract documents is invalid.

14. Applicable Provisions: the following provisions are applicable if the Buyer is CEEG(Jiangsu) Co., Ltd. and its subsidies and affiliate companies.

The Seller has been aware of the Supplier Assessment Programme of CEEG(Jiangsu) Co., Ltd. and the Supplier Delivery Management Practices of CEEG (Jiangsu) Co., Ltd. upon signing of the Contract , the seller shall strictly fulfill its contractual obligations in accordance with the above documents and accept the assessment and examination results of the Buyer. (Note: CEEG(Jiangsu)Co., Ltd. means CEEG(Jiangsu)Co., Ltd. itself and its all subsidies or affiliate companies under the name of CEEG.

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